FIT FOR BUSINESS INTERNATIONAL, INC.
                             10/27 MAYNEVIEW STREET
                                MILTON, AUSTRALIA


March 1, 2006

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

            Re:       Fit For Business International, Inc.
                      File No. 333-123176
                      Post Effective Amendments No. 1 and No. 2

Dear Sir/Madam:

Request is hereby made for the effective date of our Post Effective Amendments No. 1 and No. 2 to Registration Statement on Form SB-2, File No. 333-123176, to March 3, 2006, or as soon as practicable thereafter.

We are also aware that:

       o Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

       o The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

       o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIT FOR BUSINESS INTERNATIONAL, INC.

/s/ MARK A. POULSEN
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MARK A. POULSEN
PRESIDENT AND CHIEF EXECUTIVE OFFICER